UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant's name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

To:	Peterson Sullivan PLLC

Certified Public Accountants

2300 Two Union Square

601 Union Street

Seattle, WA 98101

USA

&

BDO Dunwoody LLP

Chartered Accountants

600 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Canada

Pursuant to Section 4.11(7) of National Instrument 51-102, KHD Humboldt Wedag International Ltd. (the “Company”) hereby gives notice of the change of its auditor from Peterson Sullivan PLLC, Certified Public Accountants (the “Former Auditor”), to BDO Dunwoody LLP, Chartered Accountants (the “Successor Auditor”). In accordance with National Instrument 51-102, the Company hereby states that:

1.	the Former Auditor has resigned as the Company’s auditor, effective December 23, 2005, on the Former Auditor’s own initiative;

2.	the resignation of the Former Auditor and the appointment of the Successor Auditor as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

3.	there were no reservations in the Former Auditor’s report on the Company’s consolidated financial statements for the year ended December 31, 2004; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED at Vancouver, British Columbia, this 23rd day of December, 2005.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: December 23, 2005

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

December 23, 2005

British Columbia Securities Commission 701 West Georgia St Vancouver, BC V7Y 1L2 CANADA
Alberta Securities Commission 4th Floor, 300-5th Ave SW Calgary, AB T2P 3C4 CANADA
Autorité des Marchés Financiers 800 square Victoria, 22[e] étage CP 246, tour de la Bourse Montréal (Québec) CANADA

Dear Sirs:

RE:	CHANGE OF AUDITOR FOR KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

As the former auditor of KHD Humboldt Wedag International Ltd. (formerly MFC Bancorp Ltd.) (“the Company”) and pursuant to National Instrument 51-102, we have reviewed the Company’s Notice of Change of Auditor and agree with the information contained therein.

Yours truly,

/s/ Peterson Sullivan PLLC

PETERSON SULLIVAN PLLC

cc: KHD Humboldt Wedag International Ltd.

BDO	BDO Dunwoody LLP Chartered Accountants and Consultants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Direct Line: (604) 443-4732 E-mail: mmadsen@bdo.ca

December 23, 2005

British Columbia Securities Commission PO Box 10142 Pacific Centre 701 West Georgia Street Vancouver, BC V7Y 1L2	Alberta Securities Commission 4th Floor, 300-5th Avenue SW Calgary, AB T2P 3C4
Autorité des Marchés Financiers 800, square Victoria, 22[e] étage C.P. 246, tour de la Bourse Montréal (Québec)

Dear Sirs:

RE:	Change of Auditor – KHD Humboldt Wedag International Ltd.

Pursuant to National Instrument 51-102 (Part 4.11), we hereby confirm our agreements with the information contained in the Notice sent to us by the above-noted company dated December 23, 2005. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

cc: KHD Humboldt Wedag International Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: December 29, 2005